 EX-99.1.

                    COMPLETION OF THE ISSUANCE OF EURO BOND.

   1. Summary of Issuance

      - Name of Foreign Stock Exchange : Singapore Stock Exchange

      - Total Amount of Issuance : U$ 300million

      - Maturity : 10 years

      - Issue Rate : 5.919%

      - Issue Date : August 10, 2006

      - Lead Manager : UBS, ABN AMRO, HSBC

      - Fiscal and paying agent : JP Morgan

      - Purpose of issuing bond : To pay principal and imported raw material